UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: January 12, 2024
ARRIVED HOMES 3, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	92-1716073
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave N, Suite 200, Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer’s telephone number)

www.arrived.com
(Issuer’s website)

Arrived Series Antares; Arrived Series Aramis; Arrived Series Arkoma; Arrived Series Arya; Arrived Series Aspen; Arrived Series Athos; Arrived Series Barclay; Arrived Series Bean; Arrived Series Bennett; Arrived Series Benny; Arrived Series Bluebell; Arrived Series Bowling; Arrived Series Bradford; Arrived Series Brookwood; Arrived Series Bryant; Arrived Series Caden; Arrived Series Camellia; Arrived Series Caterpillar; Arrived Series Chilhowee; Arrived Series Claremore; Arrived Series Collinison; Arrived Series Cordero; Arrived Series Cristalino; Arrived Series Ellie; Arrived Series Emelina; Arrived Series Ethan; Arrived Series Frances; Arrived Series Gordon; Arrived Series Haikey; Arrived Series Hamblen; Arrived Series Hancock; Arrived Series Hardman; Arrived Series Haven; Arrived Series Haverhill; Arrived Series Haybridge; Arrived Series Hedgecrest; Arrived Series Helmerich; Arrived Series Hermanos; Arrived Series Holmes; Arrived Series Keystone; Arrived Series Layla; Arrived Series Liberty; Arrived Series Lithonia; Arrived Series Lola; Arrived Series Lucas; Arrived Series Macomber; Arrived Series Mallard; Arrived Series Marcy; Arrived Series Meridian; Arrived Series Montgomery; Arrived Series Northbrook; Arrived Series Northridge; Arrived Series Palmore; Arrived Series Pebblestone; Arrived Series Perdita; Arrived Series Pongo; Arrived Series Portsmouth; Arrived Series Rachel; Arrived Series Ratliff; Arrived Series Riverwood; Arrived Series Roanoke; Arrived Series Ross; Arrived Series Sansa; Arrived Series Sheezy; Arrived Series Sherwood; Arrived Series Summerglen; Arrived Series Tansel; Arrived Series Thomas; Arrived Series Tytus; Arrived Series Vanzant; Arrived Series Watson; Arrived Series Westhaven; Arrived Series Wheeler; Arrived Series Williamson; Arrived Series Woodland; Arrived Series Woodwind; Arrived Series Wynde; Arrived Series Wyndhurst; Arrived Series Zane

(Title of each class of securities issued pursuant to Regulation A)

ITEM 7. Departure of Certain Officers
Effective January 11, 2024, Joel Mezistrano resigned as the Chief Financial Officer of Arrived Holdings, Inc., the manager of the issuer (the “Manager”), and relinquished his roles as principal financial officer and principal accounting officer of the issuer.

Additionally, effective January 11, 2024, Sue Korn was appointed the Chief Financial Officer of the Manager and assumed the roles of principal financial officer and principal accounting officer of the issuer. Prior to becoming the Chief Financial Officer of the Manager, Ms. Korn began her career in equity research for diversified financial services companies at Kidder, Peabody in 1992, later moving to investment banking in Salomon Smith Barney’s Financial Institutions Group in 1997. She joined Providian Financial in 1998 where she oversaw planning and analysis, data management and reporting for a $33 billion credit card business. In 2011 she transitioned to FinTech, bringing her financial expertise to companies such as Prosper Marketplace (FP&A and back office operations), LendingClub (marketplace operations and treasury), Oportun (FP&A and accounting) and was co-founder/CFO/Head of Operations for online lender Vouch Financial. Ms. Korn graduated from Colby College with a B.A. in Philosophy/Math in 1991 and earned her M.B.A from Kellogg Graduate School of Management at Northwestern University in 1997 with majors in Finance, Management and Strategy and Organizational Behavior. She has held the Chartered Financial Analyst® designation since 1998.

Safe Harbor Statement
The information contained in this Current Report on Form 1-U includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Arrived platform (defined in the Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements contained in this Current Report on Form 1-U are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.
All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on January 12, 2024.

ARRIVED HOMES 3, LLC

By:	Arrived Holdings, Inc., its managing member

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer